DWS Investment Management Americas, Inc.

One International Place

Boston, MA 02110

September 24, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Alison White

Re:	Post-Effective Amendment No. 168 to the Registration Statement on Form N-1A of DWS European Equity Fund (to be known as DWS ESG International Core Equity Fund) (the “Fund”), a series of Deutsche DWS Global/International Fund, Inc. (the “Registrant”) (Reg. Nos. 033-05724; 811-04670)

Dear Ms. White,

This letter is being submitted on behalf of the Fund in response to comments of the Staff of the Securities and Exchange Commission (the “SEC”) on the above-referenced Post-Effective Amendment (the “Amendment”), which comments were received via telephone on September 10, 2019. The Amendment was filed on behalf of the Fund on July 30, 2019, and has an effective date of October 1, 2019.

The Staff’s comments are restated below, followed by the Fund’s responses.

1.	Comment: Please update the Fund’s series and class IDs on Edgar to reflect the new name.

Response: The series and class IDs will be updated on the effective date of the name change.

2.	Comment: Please provide a completed fee table and expense examples before the effective date of the Amendment.

Response: The Registrant confirms that a completed fee table and expense examples for the Fund are set forth in the Fund’s prospectus, and were sent via email on September 24, 2019.

3.	Comment: Please advise why “Other expenses” for Class T shares are estimated.

Response: Since Class T shares are not operational as of the date of the prospectus and do not have any actual historical class-level expenses, the Registrant believes, consistent with Instruction 6(a) to Item 3 of Form N-lA, that it is appropriate to estimate other expenses that would be specific to Class T shares.

4.	Comment: Under “Management process,” one of the factors disclosed in the discussion of the factors that are considered for the proprietary ESG rating is “adherence to corporate governance principles”. Please clarify what these are.

Response: The disclosure relating to “adherence to corporate governance principles” has been modified to reflect that this includes, among other things: board composition; effectiveness and independence of board members; remuneration policies; and relations with shareholders, including shareholder voting rights.

5.	Comment: Please update the principal investment strategy to include language that correlates to the “Growth investing risk” disclosure in the “Main Risks” section.

Response: Growth investing is not a principal strategy of the Fund. This risk has been removed as a principal risk of the Fund.

6.	Comment: Under the heading “How to Buy and Sell Class T Shares” in the “Investing in the Fund” section of the Prospectus, consider revising the disclosure the under “Through a Financial Representative” sub-heading as it seems inconsistent to say that Class T shares are closed for purchase but then describe steps to take to set up a new account.

Response: The disclosure under the “Through a Financial Representative” sub-heading of “How to Buy and Sell Class T Shares” has been modified to state: “In the event that Class T shares become available for purchase, contact your financial representative to obtain a new account application or for instructions about how to set up a new account.”

If you have any questions regarding any of the foregoing or require additional information, please call me at (617) 295-3681.

Sincerely yours,

/s/ Laura McCollum

Laura McCollum

Vice President & Counsel

cc. John Marten, Esq., Vedder Price PC